SCHEDULE ‘A’

TERMS OF REFERENCE

Board of Directors

Director

Audit Committee

Compensation Committee

Corporate Governance and Nominating Committee

ELDORADO GOLD CORPORATION

BOARD OF DIRECTORS

Terms of Reference

I.

ROLE AND RESPONSIBILITIES

A.

The principal role of the Board of Directors (“Board”) is stewardship of the Company, with its fundamental objective being the creation of shareholder value, including the protection and enhancement of the value of its assets.  The stewardship responsibility means that the Board oversees the conduct of the business and supervises Management, which is responsible for the day-to-day conduct of the business.  The Board shall assess, and require that systems are in place to manage the risks of the Company’s business with the objective of safeguarding the Company’s assets.  In its supervisory role, the Board sets the attitude and disposition of the Company towards ethics, risk management, compliance with applicable laws and regulatory policies, environmental, safety and health policies, financial practices, disclosure and reporting.  In addition to its primary accountability to shareholders, the Board is also accountable to government authorities and other stakeholders, such as employees, contractors, communities, and the public.

B.

The principal responsibilities of the Board required to ensure the overall stewardship of the Company are as follows:

(i)

the Board shall review and monitor the Company’s long-term goals and the strategic planning process on an annual basis.  The Chief Executive Officer (“CEO”), with the involvement of the Board, shall establish long-term goals for the Company.  The CEO formulates the Company’s strategy, policies and proposed actions and presents them to the Board for approval.  The Board brings objectivity and judgement to this process.  The Board is responsible for the approval of the strategy and for monitoring the process;

(ii)

the Board shall identify and have an understanding of the principal risks associated with the Company’s business, and reviews and monitors the systems in place to manage those risks effectively.  The risks span the Company’s entire business to include environmental, operating, political, financial, geological, and legal and regulatory risks;

(iii)

the Board shall evaluate the processes in place to enable it to supervise and measure Management’s, and in particular the CEO’s, performance in carrying out the Company’s stated objectives.  These processes should include appropriate training, development and succession of Management and to the extent footnoted satisfy itself as to the integrity of the CEO and other executive officers that they create a culture of integrity throughout the organization

(iv)

the Board shall review and monitor the internal controls and management information systems in place to monitor the Company’s operations. The Board shall review and monitor the Company’s compliance with applicable laws, regulations and policies pertaining to the Company in all applicable jurisdictions; and

(v)

Those Members of the Board proficient in the technical aspects of preparing a reserve and resource calculation shall review and report to the Audit Committee regarding the preparation and calculation procedure of the reserve and resource calculation and the credentials of the qualified person responsible for the preparation of the reserve and resource statement and report back to the Audit Committee.

(vi)

the Board shall adopt and review a communication policy and monitor the Company’s communication program that facilitates effective communication with its stakeholders and encourages feedback from shareholders.

(vii)

the Board shall require that the appropriate corporate governance policies and procedures are in place.

(viii)

the Board must approve all material public disclosure such as the quarterly and annual Financial Statements of the Company and their associated MD&A’s, the Annual Information Form and Management Proxy Circular.

C.

The Board is responsible for acting in accordance with its obligations contained in the Canada Business Corporations Act, the Company’s Articles and By-laws and any other relevant legislation and regulations and each Director shall:

(i)

act honestly in good faith with a view to the best interests of the Company;

(ii)

exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;

(iii)

exercise independent judgement; and

(iv)

disclose any conflict of interest on any issue, including any interest in a material contract or transaction, brought before the Board and refrain from participating in the Board discussion and voting on the matter.

D.

The Board has the authority to establish a Committee or Committees and appoint Directors to be members of these Committees.  With certain exceptions, the Board may delegate its powers to such Committees.  The matters to be delegated to Committees of the Board and the constitution of such Committees shall be reviewed annually or more frequently, as circumstances require.  From time to time the Board may create a Special Committee to examine specific issues on behalf of the Board.

There are three Committees of the Board, namely, the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. The Board has approved Terms of Reference for each of these Committees setting out their duties, responsibilities, organization, and administrative procedures. These Terms of Reference are reviewed and approved annually.

II.

COMPOSITION AND PROCEDURE

A.

The Board shall be constituted with a majority of individuals who qualify as Independent Directors, as defined in National Policy 58-101, National Policy 52-110 (attached as Appendix A to these Terms of Reference).  A related Director is a Director who is not an Independent Director.  If the Company has a significant shareholder, in addition to a majority of independent Directors, the Board shall include a number of Directors who do not have interests in or relationships with either the Company or the significant shareholder and which fairly reflects the investment in the Company by shareholders other than the significant shareholder.  A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board.

B.

The Board shall encourage the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or are employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

C.

The Board shall require appropriate orientation and continuing education of directors.  Management reports and presentations and relevant site visits to its operations provide Directors with updated information on the Company.  New directors receive a Board Manual containing relevant management information, historical public information and the Terms of Reference for the Board of Directors, a Director and the Committees of the Board.

D.

   The Independent Members of the Board will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chairman of the Board, without any member of the Company’s Management present for the purposes of evaluating Management and discussing such other matters as may be appropriate.  The Independent Directors will appoint a Member to act as Secretary of the ‘In Camera’ Meetings.  Minutes generated from the meetings of the Independent Directors will be maintained by the Chairman.  Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the Agenda of the next regularly scheduled Board Meeting.

E.

An individual Director may engage any outside advisors at the expense of the Company that the Director deems necessary in fulfilling the Director’s responsibilities in appropriate circumstance.  The appointment of such outside advisors will be subject to the approval of the Chairman of the Audit Committee

Approved by the Board of Directors, March 22, 2007

ELDORADO GOLD CORPORATION

BOARD OF DIRECTORS

TERMS OF REFERENCE

APPENDIX A

Definitions

Independence

British Columbia Instrument 52-509

In this Instrument, a director of an issuer is independent if

(a)

a reasonable person with knowledge of all the relevant circumstances would conclude that the director is independent of management of the issuer and of any significant shareholder, or

(b)

the issuer is a reporting issuer in a jurisdiction other than British Columbia and the director is independent under MI 52-110

Multilateral Instrument 58-201

In this Instrument, a director of an issuer is independent if

(1)

In a jurisdiction other than British Columbia, a director is independent if he or she would be independent within the meaning of section 1.4 of Multilateral Instrument 52-110.

(2)

In British Columbia, a director is independent if

(a)

a reasonable person with knowledge of all the relevant circumstances would conclude that the director is independent of management of the issuer and of any significant security holder, or

(b)

the issuer is a reporting issuer in a jurisdiction other than British Columbia, and the director is independent under subsection (1).

Multilateral Instrument 52-110 Audit Committees

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer.

(2)

For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgement.

(3)

Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)

an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)

an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)

an individual who:

i.

is a partner of a firm that is the issuer’s internal or external auditor,

ii.

is an employee of that firm, or

iii.

was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)

an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

i.

is a partner of a firm that is the issuer’s internal or external auditor,

ii.

is an employee of that firm and participates in its audit, assurance of tax compliance (but not tax planning) practice, or

iii.

was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e) an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serve or served at the same time on the entity’s compensation committee; and

 (f) an individual who, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)

Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

a)

he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

b)

he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5)

For the purposes of clauses (3)(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior services with that firm if the compensation is not contingent in any way on continued service.

(6)

For the purposes of clause (3)(f), direct compensation does not include:

(a)

remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)

the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)

Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a) has previously acted as an interim chief executive officer of the issuer, or

(b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committees of the issuer on a part-time basis.

(8)

For the purpose of this section an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

ELDORADO GOLD CORPORATION

DIRECTOR

Terms of Reference

I.

PURPOSE

As a member of the Board, each Director shall:

A.

fulfil the legal requirements and obligations of a Director, which means that he or she must have a comprehensive understanding of the statutory and fiduciary roles of a Director;

B.

represent the interests of all shareholders in the governance of the Company and act  in the best interests of the Company; and

C.

participate in the review and approval of corporate policies and strategy and monitor their implementation.

II.

DUTIES AND RESPONSIBILITIES

A.

Board Activity

As a member of the Board, each Director shall:

(i)

exercise good judgement;

(ii)

 act with integrity;

(ii)

use his/her abilities, experience and influence constructively;

(iii)

be available to Management and the Board as a resource;

(iv)

respect confidentiality;

(v)

advise the Chief Executive Officer ("CEO") and/or Chairman of the Board of Directors ("Chair") in advance of a meeting of the Board when proposing to introduce significant and/or previously unknown information of a material nature at a Board meeting;

(vi)

understand the difference between governing and managing, and not encroach on Management's responsibilities;

(vii)

disclose any conflict of interest on any issue, including any interest in a material contract or transaction, brought before the Board and refrain from participating in the Board discussion and voting on the matter;

(viii)

when appropriate, communicate with the Chair, President  & CEO and/or other Officers of the Company;

(ix)

demonstrate a willingness and availability for one-on-one consultation with the CEO;

(x)

evaluate the CEO's and the Company's performance;

(xi)

assist in maximizing shareholder value;

(xii)

be a positive force with a demonstrated interest in the long-term success of the Company; and

(xiii)

exercise independent judgement, regardless of the existence of the relationships or interests which could interfere with the exercise of independent judgement.

B.

Preparation and Attendance

To enhance the effectiveness of Board and Committee meetings, each Director shall:

(i)

prepare for Board and Committee meetings by reading reports and background materials prepared for each meeting;

(ii)

maintain an excellent Board and Committee meeting attendance record; and

(iii)

ensure that he or she has the necessary information to make informed decisions.

C.

Communication

Communication is fundamental to Board effectiveness; therefore, each Director shall:

(i)

participate fully and frankly in the deliberations and discussions of the Board;

(ii)

encourage free and open discussion of the affairs of the Company by the Board and its members;

(iv)

ask probing questions focused on strategy, policy, and the Company's business plan; and

(iv)

question officers in an appropriate manner and at appropriate times on the implementation of the Company's strategy and business plan and the results obtained.

D.

Committee Work

To ensure that Board Committees are effective and productive, each Director shall:

(i)

participate on Committees and become knowledgeable about the purposes and goals of all the Committees of the Board; and

(ii)

understand the process of Committee work and Management's role in supporting the work of the Board's Committees.

E.

Business, Company and Industry Knowledge

Recognizing that only well-informed Board members can make appropriate decisions, each Director shall:

             (i)

be knowledgeable about the Company's operations, activities, and industry;

(ii)

understand the role of the Company within the community;

(iii)

understand the regulatory, legislative, business, social and political environments within which the Company operates;

(iv)

become acquainted with the key senior management personnel of the Company; and

(v)

be knowledgeable about the Company's business sites and visit them when appropriate.

Approved by the Board of Directors on March 22, 2007

ELDORADO GOLD CORPORATION

AUDIT COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Audit Committee (the "Committee") is to oversee that Management of the Company (the "Management") has in place an effective system of internal financial controls for reviewing and reporting on the Company's financial statements; to monitor the independence and performance of the Company's external auditor (the "Auditor"); to oversee the integrity of the Company's financial disclosure and reporting and to monitor Management's compliance with legal and regulatory requirements; and to report on the Committee's activities on a regular and timely basis to the Board of Directors (the "Board").

CONSTITUTION AND MEMBERSHIP

1.

The Board will appoint Directors to form the Committee annually at the Board of Directors Meeting following the Annual Shareholders Meeting.

2.

The Board has determined that the Committee will be comprised of at least three Directors (the "Member" or "Members"), all of whom will meet the "independence and financial literacy" qualifications under applicable securities law and one Member shall meet the definition of a "financial expert" as defined by the United States Securities & Exchange Commission.

2.

The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

The Board will appoint the Chairman of the Committee.  The Corporate Secretary of the Company will keep minutes of each meeting.

4.

The Committee or a Committee Member is able to engage any outside advisors at the Company's expense that it determines is necessary in order to assist in fulfilling the its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee or the Chairman of the Corporate Governance Committee.

MEETINGS

1.

Meetings of the Committee will be held at the request of a Member of the Committee, the Chief Executive Officer, the Corporate Secretary or the Auditor of the Company at such times and places as may be determine, but in any event at least to review the Company's quarterly and annual financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice,and any absent waive notice in writing.

2.

A majority of members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority of those Members voting at a meeting (attendance is as defined by the Company's Articles).   Powers of the Committee may also be exercised by resolution in writing signed by all the Members of the Committee.

3.

The Committee will have access to the External Auditor and Management of the Company, exclusive of each other, for purposes of performing its duties.  The Committee will meet with the External Auditor independent of Management at least once a year.

4.

The External Auditor will be notified of meetings of the Committee and will attend if requested to do so by a Member or by Management.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review with the External Auditor and with the Management of the Company prior to the recommendation of the approval of the consolidated financial statements of the Company by the Board:

a)

the audited annual and unaudited quarterly financial statements including the notes thereto;

b)

the appropriateness of the Management Discussion and Analysis of operations contained in the audited annual and unaudited quarterly report and its consistency with the financial statements;

c)

any report or opinion proposed to be rendered in connection with the financial statements, including independent expert reports;

d)

any significant transactions which are not a normal part of the Company's business;

e)

the nature and substance of significant accruals, reserves and other estimates;

f)

issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls;

g)

all significant adjustments proposed by Management or by the Auditor;

h)

the specifics of any unrecorded audit adjustments;

i)

if applicable, any impairment provisions based on ceiling test calculations;

j)

Independently and periodically review the adequacy of procedures in place for the review of public disclosure of financial information as stated or derived from the financial statements.

k)

review financial statements, MD&A and management's quarterly and annual earnings release before they are released to the public; and

l)

review with Members of the Board proficient in the technical aspects of preparing a reserve and resource calculation the mineral reserve calculation procedure and the credentials of the qualified person.

2.

Review and approve the audit and review and pre-approve non-audit services, except those non-audit services permitted by the regulators, and related fees and expenses and determine the independence of the External Auditor.

3.

Establish guidelines for the retention of the External Auditor for any non-audit service.

4.

Recommend to the Board the appointment of the External Auditor to be proposed at the annual shareholders' meeting and the compensation of the External Auditor.  The External Auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders.

5.

Review and assess internal controls and procedures with the External Auditor, the External Auditor's perception of the Company's financial and accounting personnel, any material recommendations which the Auditor may have, the cooperation which the Auditor received during the course of its review and the adequacy of their access to records, data and other requested information.

6.

Require the External Auditor to report to the Audit Committee and oversee the work of the External Auditor, including the resolution of disagreements between management and the External Auditor regarding financial reporting.

7.

Review and approve hiring policies regarding present and former employees of the present and former External Auditor.

8.

Review with Management the Company's major financial risk exposures and the steps Management has taken to monitor and control such exposures.

9.

Establish a complaint process  "whistle-blowing" procedures.  Establish procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or auditing matters.  Establish procedures for employees confidential, anonymous submissions in accordance with the Company's "Whistle Blower Policy".

10.

Advise the Board with respect to the Company's policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Company.

11.

Review with Management and the External Auditor, the Company's internal accounting and financial systems and controls to satisfy itself that the Company maintains:

a)

the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Company's transactions;

b)

effective internal control systems; and

c)

adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

12.

Review the External Auditor's Management Letter and the External Auditor's Report.  Such Report to be directed to the Committee.

13.

Review the External Auditor's Report on Internal Controls and report all deficiencies  and remedial actions to the Board.

14.

Direct and supervise the investigation into any matter brought to its attention within the scope of its duties.

15.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

16.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

17.

Assess the Committee's performance of the duties specified in this charter and report its finding to the Board of Directors.

Approved at a meeting of the Board of Directors held March 22, 2007

ELDORADO GOLD CORPORATION

(the "Company")

COMPENSATION COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Compensation Committee (the "Committee") is to review human resource and compensation policies and best practices for recommendation to the Board of Directors; and to report on the Committee's activities on a regular and timely basis to the Board of Directors.  The Committee is also responsible for reviewing and approving management's recommendations on compensation matters for submission to the Board of Directors for its approval.

CONSTITUTION AND MEMBERSHIP

1.

The Board of Directors appoints Directors to form a Compensation Committee  annually at the organizational meeting of the Board of Directors immediately following the Annual Shareholders Meeting.

2.

The Committee is comprised of at least three Directors ("Member" or "Members").  The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

All of the Members of the Committee are Independent Directors, as defined in National Policy 58-201

4.

The Board appoints the Chairman of the Committee ("Committee Chair").  The Corporate Secretary of the Company will maintain the record book of the Committee.

5.

The Committee or a Committee Member is able to engage any outside advisors at the Company's expense that it determines is necessary in order to assist in fulfilling its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee or the Chairman of the Corporate Governance  Committee of the Company.

MEETINGS

1.

Meetings of the Committee will be held at such times and places as the Committee Chair or the Corporate Secretary may determine, but in any event at least two times per year.  Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice, and if those absent waive notice in writing.

2.

A majority of Members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority.   Powers of the Committee may also be exercised by resolution in writing signed by all the members of the Committee.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review and advise on the Company's domestic and international compensation policies and practices.

2.

Review, on an annual basis, Management's proposals regarding overall employee compensation.

3.

Prepare a report, on an annual basis, on the Company's compensation practices for inclusion in the Company's Information Circular.

4.

Review, on an annual basis, the compensation of the Chief Executive Officer of the Company for approval by the Board of Directors.

5.

Review, on an annual basis, the Chief Executive Officer's recommendations for the Senior Executives' compensation, for approval by the Board of Directors.

6.

Review on an annual basis, Management's proposals pertaining to overall employee compensation.

7.

Review and approve, on an annual basis, the Chief Executive Officer's and the Senior Executives' performance objectives.

8.

Assess and report to the Board of Directors on the performance of the Chief Executive Officer for the prior year.

9.

Require compensation policies for the Chief Executive Officer and the Senior Executives:

a)

properly reflect their respective duties and responsibilities;

b)

is designed to be competitive in attracting, retaining and appropriately motivating senior management personnel of high quality;

c)

are considered against market compensation data for similar roles and levels of responsibility within the Company's industry peer group to ensure the Company offers a competitive compensation package that appropriately rewards accomplishment and results through an overall remuneration package;

d)

aligns the interests of the Chief Executive Officer and the Senior Executives with the shareholders to maximize shareholder value; and

e)

are based on established corporate and individual performance objectives.

10.

Review recommendations for Company's stock option plans and amendments thereto for approval by the Board of Directors, the regulatory agencies and the shareholders as required by securities regulations and guidelines.

11.

Review and approve the Chief Executive Officer's recommendations for stock option grants to employees, consultants and advisors of the Company and its subsidiaries and affiliates on behalf of the Board of Directors.

12.

Review the Chief Executive Officer's recommendations for stock option grants to Officers and Directors of the Company for approval by the Board of Directors.

13.

Recommend stock option grants to the Chief Executive Officer for approval by the Board of Directors.

14.

Review and make recommendations on performance objectives and award levels for participants in the Company's Short Term Incentive Plan (the "STIP") for approval by the Board of Directors.

15.

Review Management's recommendations for awards measured against objectives determined at the beginning of each year of the STIP for approval by the Board of Directors.

16.

Require compensation policies for the Independent Directors, the Non-Executive Chairman of the Board compare favorably with the Company's peer group companies and make recommendations to the Compensation Committee for amendments to the Directors Compensation policy when warranted so that compensation:

a)

properly reflect the respective duties and responsibilities of Independent Board Directors;

b)

is designed to be competitive in attracting, retaining and appropriately motivating Directors of the highest quality;

c)

is competitive and appropriately rewards the Company's Independent Directors as an overall remuneration package;

d)

aligns the interests of the Independent Directors with the shareholders to maximize shareholder value; and

17.

Review executive and director compensation disclosure before being published to the public.

18.

Direct and oversee the investigation into any matter brought to its attention within the scope of its duties.

19.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

20.

Review and reassess the adequacy of these Terms of Reference annually and recommend any proposed changes to the Corporate Governance/Nominating Committee for approval and recommendation to the Board of Directors.

21.

Assess the Committee's performance of the duties specified in this Terms of Reference and report its findings to the Board of Directors annually.

Approved by the Board of Directors, March 22, 2007

ELDORADO GOLD CORPORATION

(the "Company")

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Corporate Governance and Nominating Committee (the "Committee") is to oversee and monitor the Company's corporate governance policies and practices, to identify, propose and nominate candidates for election as directors and to recommend a slate of nominees for election at the Company's annual general meeting on behalf of the Board of Directors (the "Board") and to report on the Committee's activities on a regular and timely basis to the Board.

CONSTITUTION AND MEMBERSHIP

1.

The Board of Directors appoints Directors to form the Committee annually at the organizational meeting of the Board immediately following the Annual Shareholders Meeting.

2.

The Committee is comprised of at least three Independent Directors ("Member" or "Members").  The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

All of the Members of the Committee are Independent Directors, as defined in National Policy 58-201.

4.

The Board appoints the Chairman of the Committee ("Committee Chair").  The Corporate Secretary of the Company will maintain the record book of the Committee.

5.

The Committee or a Committee Member is able to engage any outside advisors at the Company's expense that it determines is necessary in order to assist in fulfilling its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to the approval of the Audit Committee or the Chairman of the Audit Committee.

MEETINGS

1.

Meetings of the Committee will be held at such times and places as the Committee Chair or the Corporate Secretary may determine, but in any event at least once per year in January for the purpose of providing a slate of candidates for nomination to the Board.  Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members present waive notice, and if those absent waive notice in writing.

A majority of Members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority.   Powers of the Committee may also be exercised by resolution in writing signed by all the members of the Committee.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review on a regular basis the Company's corporate governance policies and practices generally and make recommendations to the Board of Directors as appropriate.

2.

Monitor the Company's Risk Management program.

3.

Establish the size and composition of the Board and qualification criteria for Board members reflecting an appropriate mix of expertise, skills, attributes and personal and professional backgrounds for service as an Independent Director of the Company.

4.

Recommend a slate of nominee Directors to be elected at the Annual Shareholders Meeting who meet the established criteria and who have sufficient time available to devote to the affairs of the Company.

5.

Identify Directors for the position of Non-Executive Chairman of the Board.

6.

Establish criteria for membership to the Board Committees and identify and recommend Independent Directors to serve as members on and Chairman of each Committee.

7.

Perform an annual review of incumbent directors' performance and attendance at Board and Committee meetings in connection with the Corporate Governance Committee's consideration of Directors to be slated for election at the Company's annual meeting.  The review shall seek to identify specific areas, if any, in need of improvement or strengthening and shall culminate in a discussion by the full Board of the results and any actions to be taken.  The review and evaluation will include, among other things, an assessment of:

a)

the Board's composition and independence;

b)

the Board's access to and review of information from management and the quality of such information;

c)

the Board's responsiveness to shareholder concerns

8.

Develop a process to determine when a conflict of interest issues exists and review any conflict of interest issues affecting a Director.

9.

Establish policy on rotating Committee assignments.

10.

Work with Management in the continued development of an orientation program for new Directors, which shall be designed to both familiarize new Directors with the full scope of the Company's businesses and key challenges and to assist new Directors in developing and maintaining skills necessary or appropriate for the performance of their responsibilities.

11.

Work with Management in developing and implementing appropriate continuing education programs for the Directors.

12.

Review and assess annually the adequacy of the Board Committees' Terms of Reference, the Terms of Reference for a Director and for the Board of Directors and make recommendations of such to the Board.

13.

Annually conduct a self-assessment of the Committee's performance for discussions.  The review and discussion shall seek to identify specific areas, if any, in need of improvement or strengthening.

14.

Perform any other activities consistent with these Terms of Reference, the Company's by-laws, governance legislation, guidelines and practices as the Committee or the Board deems necessary or appropriate.

15.

Report at regularly scheduled Board Meetings on matters coming before the Committee.

Approved by the Board of Directors, March 22, 2007